

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 10, 2005

Mr. David B. Christofferson
Chief Financial Officer
Venoco, Inc.
370 17th Street, Suit 2950
Denver, CO 80202-1370

      Re: **Venoco, Inc.**
                Item 4.02 Form 8-K
                Filed November 7, 2005
                File No. 333-123711

Dear Mr. Christofferson:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

Form 8-K filed November 7, 2005

1.   We note that you intend to file restated financial statements; however you have not indicated when you intend to do so. Please disclose when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

You should file an amendment to the Form 8-K in response to this comment on or before November 17, 2005.

You may contact Ryan Milne at (202) 551-3688 or me at (202) 551-3684, if you have questions regarding this comment and related matters.

                Sincerely,

                April Sifford
                Branch Chief